Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G/A

Under the Securities and Exchange Act of
1934 (Amendment No.   )*


MERRILL CORPORATION INC

(Name of Issue)

COMMON
(Title of Class of Securities)

590175105
(Cusip number)

Check the following box if a fee is being
paid with this statement [   ].  (A fee is
not required only if the filing person:
(1) has a previous statement on file
reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number:
13G 1.    Investment Advisers, Inc.
2.   Check the appropriate box if a member
of
a
group:
(a) [   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power:181,300
6.   Shared voting power:56,300
7.   Sole Dispositive power:181,300
8.   Shared dispositive power: 56,300
9.   Aggregate amount beneficially owned by
each
reporting person:  237,600
10. Percent of class represented by amount in Row 9: 3.00

11.  Type of Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:
MERRILL
CORPORATION INC
  (b)  Address of Issuer's Principal
                      Executive
Offices:
                ONE MERRILL CIRCLE
                  ENERGY PARK
                ST. PAUL, MN 55108
Item 2.   (a)  Investment Advisors,
Inc.
          (b) 3700 First Bank Place, Box 357,
                Minneapolis, MN 55440
     (c)  Delaware
   (d)  Title of Class of Securities:  Common
     (e)  Cusip Number:  590175105

Item 3    (e)  Investment Advisor registered
under
Section 203 of the Investment Advisors Act of
1940.

Item 4.
    (a)  Amount beneficially owned:  237,600
     (b)  Percent of Class: 3.00
(c) Number of shares as to which such person has:

     (I)  Sole power to vote:  181,300

     (ii) Shared power to vote:  56,300

      (iii)Sole power to dispose or direct
disposition of:  181,300

     (iv) Shared power to dispose or direct
disposition of: 56,300

Item 5.   If this statement is being filed to
report
the fact that as of the date hereof
 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X
] Item 6. The shares referred to in this filing are held by various custodian banks for various clients of Investment Advisors, Inc. None of the individual clients or custodian banks holds more than 5% or more of the shares.
Item 7.        Not applicable.
Item 8.        Not applicable.
Item 9.        Not applicable.
Item 10.       Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date:    5/6/97

/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance